                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Horizon Offshore, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44043J105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                           Patrick H. Daugherty, Esq.
                           Highland Crusader Offshore
                                 Partners, L.P.
                               Two Galleria Tower
                           13455 Noel Road, Suite 1300
                               Dallas, Texas 75240
                                 (972) 628-4100
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)

                                 March 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  44043J105                                    Page 2 of 11
--------------------------------------------------------------------------

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Highland Crusader Offshore Partners, L.P.

-------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                               (b) [ ]

-------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------
   4    SOURCE OF FUNDS

              OO-Funds of investment company clients
-------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]


-------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Bermuda
-------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF
     SHARES                    0
                  -------------------------------------------------------
                    8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   52,278,306
                  -------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
      EACH
    REPORTING                  0
                  -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
     PERSON
      WITH                     52,278,306
  -----------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                        52,278,306

-------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES   [ ]


-------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.5% (1)
-------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON

                        PN
-------------------------------------------------------------------------

    (1) Based on 92,323,139 shares of Common Stock outstanding on August 9, 2005 as reported in the Issuer's proxy statement filed on August 22, 2005 and an additional 554,139,356 shares issued on September 15, 2005 as reported in the Issuer's 8-K filed on September 19, 2005.

CUSIP No.  44043J105                                    Page 3 of 11
--------------------------------------------------------------------------

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Highland Capital Management, L.P.
              75-2716725
-------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                               (b) [ ]

-------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------
   4    SOURCE OF FUNDS

              Not applicable
-------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]


-------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF
     SHARES                    0
                  -------------------------------------------------------
                    8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   52,278,306
                  -------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
      EACH
    REPORTING                  0
                  -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
     PERSON
      WITH                     52,278,306
-------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                        52,278,306
-------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES   [ ]


-------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.5%(1)
-------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON

                        IA/PN
-------------------------------------------------------------------------
    (1) Based on 92,323,139 shares of Common Stock outstanding on August 9, 2005 as reported in the Issuer's proxy statement filed on August 22, 2005 and an additional 554,139,356 shares issued on September 15, 2005 as reported in the Issuer's 8-K filed on September 19, 2005.

CUSIP No.  44043J105                                    Page 4 of 11
--------------------------------------------------------------------------

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Strand Advisors, Inc.
              95-4440863
-------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                               (b) [ ]

-------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------
   4    SOURCE OF FUNDS

              Not applicable
-------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)  9


-------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF
     SHARES                    0
                  -------------------------------------------------------
                    8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   52,278,306
                  -------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
      EACH
    REPORTING                  0
                  -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
     PERSON
      WITH                     52,278,306
-------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                        52,278,306
-------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES   [ ]


-------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.5%(1)
-------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON

                        CO
-------------------------------------------------------------------------

    (1) Based on 92,323,139 shares of Common Stock outstanding on August 9, 2005 as reported in the Issuer's proxy statement filed on August 22, 2005 and an additional 554,139,356 shares issued on September 15, 2005 as reported in the Issuer's 8-K filed on September 19, 2005.

CUSIP No.  44043J105                                    Page 5 of 11
--------------------------------------------------------------------------

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              James Dondero

-------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                               (b) [ ]

-------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------
   4    SOURCE OF FUNDS

              Not applicable
-------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]


-------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF
     SHARES                    0
                  -------------------------------------------------------
                    8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   52,278,306
                  -------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
      EACH
    REPORTING                  0
                  -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
     PERSON
      WITH                     52,278,306
-------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                        52,278,306
-------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES   [ ]


-------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.5%(1)
-------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON

                        IN
-------------------------------------------------------------------------

    (1) Based on 92,323,139 shares of Common Stock outstanding on August 9, 2005 as reported in the Issuer's proxy statement filed on August 22, 2005 and an additional 554,139,356 shares issued on September 15, 2005 as reported in the Issuer's 8-K filed on September 19, 2005.

Introduction

      Pursuant to a Recapitalization Letter Agreement (the "Recap Agreement"; filed as Exhibit 7(a) hereto), dated March 31, 2005, among Horizon Offshore, Inc., a Delaware corporation (the "Issuer"), Crusader and the other holders of the Issuer's subordinated notes (the "Subordinated Notes"), the holders (including Crusader) of the Subordinated Notes agreed to exchange $84,972,823 aggregate principal amount of Subordinated Notes and 1,400 shares of the Issuer's outstanding Series A redeemable participating preferred stock (the "Series A Preferred Stock") for 60 million shares of the Issuer's common stock, par value $1.00 per share (the "Common Stock") and one million shares of a new series of the Issuer's Series B mandatorily convertible preferred stock (the "Series B Preferred Stock"). The Series B Preferred Stock was not entitled to any dividend or voting rights (except as required by the Delaware General Corporation Law), but was mandatorily convertible into shares of Common Stock upon the amendments to the Issuer's certificate of incorporation as described below. The shares of Common Stock and Series B Preferred Stock were issued on June 10, 2005. The shares of Common Stock and Series B Preferred Stock were also issued in consideration of the holders of the Subordinated Notes having consented to a new $70 million term loan senior secured financing agreement (the "Financing Agreement"), dated as of March 31, 2005, among the Issuer, each of its subsidiaries party thereto, Manchester Securities Corp., as collateral and administrative agent, and the other lenders specified therein, release of all of the collateral securing the Subordinated Notes, amending the terms of the $25 million of Subordinated Notes that remain outstanding following the closing of the recapitalization transactions to extend their maturity to March 2010 and reducing their interest rate to 8% per annum payable-in-kind, and, if applicable, participating in the financing transaction as a lender. In addition, certain of the holders of the Subordinated Notes, including Crusader, participated in the Financing Agreement as lenders. Crusader agreed to provide $8 million of the $70 million pursuant to the Financing Agreement.

      In consideration for the above, Crusader received an amended Subordinated Note of approximately $1.4 million in principal amount along with 5,107,471 shares of Common Stock and 85,124.5 shares of Series B Preferred Stock on June 10, 2005.

      The Issuer agreed to call a meeting of its stockholders, which was held on September 13, 2005, to amend the Issuer's certificate of incorporation to increase the number of authorized shares of Common Stock to accommodate the conversion of the Series B Preferred Stock described above and to reduce or eliminate any par value for the shares of Common Stock. Upon these amendments to the Issuer's certificate of incorporation, which were effective on September 15, 2005, the Series B Preferred Stock was automatically converted into shares of Common Stock. The conversion rate was set such that the total outstanding Common Stock issued in the recapitalization transactions (the initial 60 million shares plus the shares issued upon conversion of the Series B Preferred Stock) represented an aggregate of 95% of the Issuer's Common Stock on a fully diluted basis (which calculation excluded out-of-the-money director and employee stock options), pro forma for the recapitalization transactions and certain other transactions described in the Recap Agreement. Each party to the Recap Agreement agreed to exercise any voting power it may have had to approve the amendments to the Issuer's certificate of incorporation, and to execute such documentation and take such other action as may have reasonably been required in connection therewith. The parties to the Recap Agreement held a sufficient number of shares to ensure adoption of the amendments to the Issuer's certificate of incorporation.

      Crusader received 47,170,835 shares of Common Stock upon conversion of its Series B Preferred Stock.

      The Issuer also entered into a registration rights agreement covering resales of the remaining Subordinated Notes and all Common Stock issued in the recapitalization transactions.

Item 1.   Security and Issuer

      The class of equity securities to which this Statement relates is the Common Stock of the Issuer, the principal executive offices of which are located at 2500 City West Boulevard, Suite 2200, Houston, Texas 77042.

Item 2.   Identity and Background

      The names of the persons filing this Schedule 13D are Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership ("Crusader"), Highland Capital Management, L.P., a Delaware limited partnership ("HCMLP"), Strand Advisors, Inc., a Delaware corporation ("Strand"), and James D. Dondero, a United States citizen. Crusader, HCMLP, Strand and Mr. Dondero are collectively referred to herein as the "Reporting Persons."

      (b) The principal business address of Crusader, HCMLP, Strand and Mr. Dondero is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240.

      (c) This Schedule 13D is filed on behalf of Crusader, HCMLP, Strand and Mr. Dondero. HCMLP is the general partner of Crusader. Strand is the general partner of HCMLP. Mr. Dondero is the President and a director of Strand. The directors and executive officers of Strand are identified on Appendix I hereto.

      The principal business of Crusader, is purchasing, selling and holding securities for investment purposes. The principal business of HCMLP, a registered investment advisor, is acting as investment advisor to various entities, including Crusader. The principal business of Strand is serving as the general partner of HCMLP. The principal business of Mr. Dondero is serving as the President and a director of Strand. The principal business of each director and executive officer of Strand is set forth on Appendix I hereto.

      (d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

      (f) HCMLP and Strand were organized under the laws of the State of Delaware. Crusader was organized under the laws of Bermuda. Mr. Dondero is a citizen of the United States. The citizenship of each director and executive officer of Strand is set forth on Appendix I hereto.

Item 3.   Source and Amount of Funds or Other Consideration

      Pursuant to the Recap Agreement, Crusader exchanged approximately $5.62 million aggregate principal amount of Subordinated Notes for a portion of the Common Stock and Series B Preferred Stock received by Crusader. In addition, Crusader provided $8 million under the senior secured financing agreement with the Issuer. These funds were received by Crusader from its hedge fund clients pursuant to its normal business operations.

Item 4.   Purpose of Transaction

      The Reporting Persons are acquiring and intend to hold the shares of Common Stock for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and the Issuer's business affairs, financial position and prospects. Based on such evaluation and review, other investment opportunities available to the Reporting Persons, general economic and industry conditions, and other factors that the Reporting Persons may deem relevant, the Reporting Persons may consider from time to time various courses of action, including, among other things, (i) the sale of all or a portion of the shares held by the Reporting Persons on the open market, in privately negotiated transactions, through a public offering or otherwise or
(ii) the acquisition of shares through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Other than as described above and in "Introduction" above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

      (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the 92,323,139 shares of Common Stock outstanding on August 9, 2005, as reported in the Issuer's proxy statement relating to the meeting of stockholders referred to above plus the 554,139,356 shares of Common Stock issued upon conversion of the Series B Preferred Stock, for a total of 646,462,495 shares of Common Stock outstanding) beneficially owned by each person named in Item 2 of this Statement, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

 (b)                                    Sole     Shared          Sole        Shared
                                       Voting    Voting       Dispositive  Dispositive
                                        Power     Power          Power        Power
                                     -------------------------------------------------
Highland Crusader Offshore                0     52,278,306         0       52,278,306
Partners, L.P.
Highland Capital Management,              0     52,278,306         0       52,278,306
L.P. (1)
Strand Advisors, Inc. (1)                 0     52,278,306         0       52,278,306
James Dondero (1)                         0     52,278,306         0       52,278,306

      (1) Because of the relationships described herein, HCMLP, Strand and Mr. Dondero may be deemed to be the indirect beneficial owners of the shares of Common Stock held by Crusader. HCMLP, Strand and Mr. Dondero expressly disclaim beneficial ownership of the shares of Common Stock held by such entities, except to the extent of their pecuniary interest therein.

Although the Reporting Persons had interests which may have been generally aligned with other parties to the Recap Agreement (and all such parties agreed to vote their shares in a particular manner), the Reporting Persons disclaim any beneficial interest in the shares held by any other parties to the Recap Agreement.

      (c) None of the Reporting Persons, described in paragraph (a) of this Item 5, has effected any transaction in the Common Stock of the Issuer during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      a. The Recap Agreement. The Recap Agreement is described/referred to in the Introduction and Items 3 and 5 of this Schedule 13D.

      b. The Financing Agreement. Pursuant to the Financing Agreement, the lenders under the Financing Agreement extended credit to the Issuer consisting of (a) a $30 million senior secured term loan A facility bearing interest at 15% per annum, payable monthly 10% in cash and 5% paid-in-kind, maturing on March 31, 2007, and requiring a monthly principal payment of $500,000 beginning July 2005 and (b) a $40 million senior secured term loan B facility, bearing interest at 10% per annum, payable monthly 8% in cash and 2% paid-in-kind and maturing on March 31, 2007. The Issuer paid a $1.4 million closing fee in connection with the Financing Agreement, and is required to pay quarterly, in cash, a loan servicing fee of 0.5% per annum based upon the aggregate unpaid principal balance of the loans. Upon an event of default under the Financing Agreement, the interest rate on each loan increases 2%, payable in cash on demand.

      The loans under the Financing Agreement are collateralized by the pledge of the Issuer's equity interests in its subsidiaries that are loan parties to the Financing Agreement, the Issuer's accounts receivable, first or second mortgages on all of the Issuer's vessels, second liens on the Issuer's Port Arthur and Sabine marine facilities, the cash securing the letter of credit under the Issuer's contract with the Israel Electric Corporation, the Issuer's outstanding claims and receivables from Pemex and Williams, and the Issuer's future assets. The term loan A is repaid from the collateral securing the new senior secured credit facility in priority to the term loan B. The holders of the Subordinated Notes agreed to release the collateral that secured the Subordinated Notes in favor of the lenders under the Financing Agreement.

      The Financing Agreement has covenants that, among other things, subject to a few limited exceptions, require the Issuer to grant the lenders a security interest in any property the Issuer acquires and restrict the Issuer's ability to issue additional capital stock, create additional liens, incur additional indebtedness, enter into affiliate transactions, dispose of assets, make any investments, pay dividends, make payments and settle its Pemex claims without the consent of the lenders under the Financing Agreement. The Financing Agreement also has the same financial covenants as the Issuer's existing credit facilities, which were amended in connection with the recapitalization and financing transactions described above. In addition, any events of default under the Financing Agreement could result in acceleration of the Issuer's indebtedness.

      The descriptions of the Recap Agreement and the Financing Agreement contained in this Schedule 13D are qualified in their entirety by the complete text of the documents, copies of which are filed as exhibits to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7(a). Recapitalization Letter Agreement, dated as of March 31, 2005, by and among the Issuer and the holders of Subordinated Notes specified therein (incorporated by reference to Exhibit 10.2 to the Issuer's current report on Form 8-K filed on April 5, 2005).

Exhibit 7(b). Financing Agreement, dated as of March 31, 2005, by and among the Issuer, Horizon Offshore Contractors, Inc. and Horizon Vessels, Inc., as borrowers, the guarantors specified therein, Manchester Securities Corp., as agent, and the other lenders specified therein (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed on April 5, 2005).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2005
                               HIGHLAND CAPITAL MANAGEMENT, L.P.

                               By: Strand Advisors, Inc., its general partner

                                   By:     /s/ James Dondero
                                          --------------------------------
                                   Name:  James Dondero
                                   Title: President

                               STRAND ADVISORS, INC.

                               By:     /s/ James Dondero
                                      ------------------------------------
                               Name:  James Dondero
                               Title: President

                                /s/ James Dondero
                               -----------------------------------------
                               JAMES DONDERO

                               HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

                               By: Highland Capital Management, L.P., its
                               general partner
                               By: Strand Advisors, Inc., its general partner

                                   By:     /s/ James Dondero
                                          --------------------------------
                                   Name:  James Dondero
                                   Title: President

                                   APPENDIX I

      The name of each director and officer of Strand is set forth below. Unless otherwise indicated, the business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
           NAME                         AND BUSINESS ADDRESS (IF APPLICABLE)
-------------------------------    --------------------------------------------
STRAND ADVISORS, INC.
---------------------
James D. Dondero, Director         President
Mark K. Okada                      Executive Vice President
Pat Daugherty                      Secretary
J. Kevin Ciavarra                  Assistant Secretary
Todd A. Travers                    Assistant Secretary
Appu Mundassery                    Assistant Secretary
David Lancelot                     Treasurer
Chad Schramek                      Assistant Treasurer